UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

United Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

909458 10 1

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  909458 10 1

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (entities only).
	Joe S. Edwards, Jr.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]
	(b) [X]
3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
Number of Shares Beneficially Reporting Owned By Each Person with:		5.	SOLE VOTING POWER:	185,101
		6.	SHARED VOTING POWER:	-0-
		7.	SOLE DISPOSITIVE POWER:	185,101
		8.	SHARED DISPOSITIVE POWER:	-0-
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	185,101
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):
	Not Applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
	5.10%
12. TYPE OF REPORTING PERSON (See Instructions):
	IN

Item 1.
(a)	Name of Issuer:	United Bancshares, Inc.
(b)	Address of Issuer’s Principal Executive Office:
100 South High Street Columbus Grove, Ohio 45830

Item 2.
(a)	Name of Person Filing:	Joe S. Edwards, Jr.
(b)	Address of Principal Business Office:	2626 Shoreline Drive Lima, Ohio 45805
(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	909458 10 1
Item 3.
Not Applicable
Item 4.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:	185,101
(b)	Percent of Class:	5.10%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	185,101
(ii)	shared power to vote or to direct the vote:	-0-
(iii)	sole power to dispose or direct the disposition of:	185,101
(iv)	shared power to dispose or direct the disposition of:	-0-
Item 5.
Not applicable
Item 6.
Not applicable
Item 7.
Not applicable
Item 8.
Not applicable
Item 9.
Not applicable
Item 10.
Not applicable

_______________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2003	/s/ Joe S. Edwards, Jr. Signature

Joe S. Edwards, Jr. Name/Title